Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation of the ratios of earnings to fixed charges (unaudited) for the periods indicated.

STATUTORY FIGURES

	(in millions of AUD except ratios)
	30-Sep	30-Sep	30-Sep	30-Sep	30-Sep
	2012	2011	2010	2009	2008

Profit before income tax	8,862	8,514	8,038	6,096	5,219
Add fixed charges	24,549	26,270	22,470	18,945	21,958
Less minority interest in subsidiaries that have not incurred fixed charges	(66)	(68)	(66)	(71)	(73)
Earnings before tax and fixed charges	33,345	34,716	30,442	24,970	27,104

Interest expense	24,371	26,102	22,309	18,800	21,859
Portion of rent estimated to represent interest expense	178	168	161	145	99
Fixed charges	24,549	26,270	22,470	18,945	21,958

Ratio of earnings to fixed charges	1.36	1.32	1.35	1.32	1.23